Code of Ethics

Background

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.
Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding:

•	The adviser’s fiduciary duty to its clients;

•	Compliance with all applicable Federal Securities Laws;

•	Reporting and review of personal Securities transactions and holdings;

•	Reporting of violations of the code to the CCO; and

•	The provision of the code to all supervised persons.

Risks

In developing these policies and procedures, Timbercreek considered the material risks associated with administering the Code of Ethics. This analysis includes risks such as:

•	Supervised Persons do not understand the fiduciary duty that they, and Timbercreek, owe to Clients;

•	Supervised Persons and/or Timbercreek fail to identify and comply with all applicable Federal Securities Laws;

•	Supervised Persons do not report personal Securities transactions;

•	Supervised Persons trade personal accounts ahead of Client accounts;

•	Supervised Persons allocate profitable trades to personal accounts or unprofitable trades to Client accounts;

•	Violations of the Federal Securities Laws, this Code of Ethics, or the policies and procedures set forth in this Manual, are not reported to the CCO and/or appropriate supervisory personnel;

•	Personal trading in Securities also held by a mutual fund advised by Timbercreek;

•	Timbercreek does not provide its Code of Ethics and any amendments to all Supervised Persons; and

•	Timbercreek does not retain Supervised Persons’ written acknowledgements that they received the Code of Ethics and any amendments.

Timbercreek has established the following guidelines to mitigate these risks.
Policies and Procedures
Code of Conduct, Fiduciary Standards, and Compliance with the Federal Securities Laws
At all times, Timbercreek and its Supervised Persons must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics (or the “Code”). All questions regarding the Code should be directed to the CCO. Supervised Persons must cooperate to the fullest extent reasonably requested by the CCO to enable (i) Timbercreek to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge his or her duties under the Manual.
All Supervised Persons will act with competence, dignity, integrity, and in an ethical manner, when dealing with Clients, the public, prospects, third-party service providers and fellow Supervised Persons. Supervised Persons must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting Timbercreek’s services, and engaging in other professional activities.
Timbercreek expects all Supervised Persons to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, Timbercreek must act in its Clients’ best interests. Neither Timbercreek, nor any Supervised Person should ever benefit at the expense of any Client. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Supervised Persons are generally expected to discuss any perceived risks, or concerns about Timbercreek’s business practices, with their direct supervisor. However, if a Supervised Person is uncomfortable discussing an issue with his or her supervisor, or if he or she believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.
In the event of a material change to this Personal Securities Transactions section of the Code of Ethics, the CCO shall inform each mutual fund’s CCO of such change and ensure that the change is approved by each mutual fund’s Board no later than six months after the change.
Reporting Violations
Improper actions by Timbercreek or its Supervised Persons could have severe negative consequences for Timbercreek, its Clients, and its Supervised Persons. Impropriety, or even the appearance of impropriety, could negatively impact all Supervised Persons, including people who had no involvement in the problematic activities.
Supervised Persons must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics, to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO. Any problems identified during the review will be documented in a compliance issue log and the problem will be addressed in ways that reflect Timbercreek’s fiduciary duty to its Clients.
A Supervised Person’s identification of a material compliance issue will be viewed favorably by Timbercreek’s senior executives. Retaliation against any Supervised Person who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If a Supervised Person believes that he or she has been retaliated against, he or she should notify the CCO directly.
Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, reporting to the Supervised Person’s supervisor, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject a Supervised Person to civil, regulatory or criminal sanctions. No Supervised Person will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.
If the CCO determines that a material violation of this Code of Ethics has occurred, Timbercreek will report its findings to the mutual fund’s Board of Directors or Trustees pursuant to Rule 17j-1.
FOR THE AVOIDANCE OF DOUBT, NOTHING IN THIS MANUAL PROHIBITS SUPERVISED PERSONS FROM REPORTING POTENTIAL VIOLATIONS OF FEDERAL LAW OR REGULATION TO ANY GOVERNMENTAL AGENCY OR ENTITY, INCLUDING BUT NOT LIMITED TO THE DEPARTMENT OF JUSTICE, THE SEC, OR ANY AGENCY’S INSPECTOR GENERAL, OR FROM MAKING OTHER DISCLOSURES THAT ARE PROTECTED UNDER THE WHISTLEBLOWER PROVISIONS OF FEDERAL LAW OR REGULATION. SUPERVISED PERSONS DO NOT NEED PRIOR AUTHORIZATION FROM THEIR SUPERVISOR, THE CCO, OR ANY OTHER PERSON OR ENTITY AFFILIATED WITH TIMBERCREEK TO MAKE ANY SUCH REPORTS OR DISCLOSURES AND DO NOT NEED TO NOTIFY TIMBERCREEK THAT THEY HAVE MADE SUCH REPORTS OR DISCLOSURES. ADDITIONALLY, NOTHING IN THIS MANUAL PROHIBITS SUPERVISED PERSONS FROM RECOVERING AN AWARD PURSUANT TO A WHISTLEBLOWER PROGRAM OF A GOVERNMENT AGENCY OR ENTITY.
Distribution of the Code and Acknowledgment of Receipt
Timbercreek will distribute this Manual, which contains Timbercreek’s Code of Ethics, to each Supervised Person upon the commencement of employment, annually, and upon any change to the Code of Ethics or any material change to another portion of the Manual.
The CCO will collect a written acknowledgement from each Supervised Person documenting his or her receipt and review of the Code of Ethics and Compliance Manual 1) initially upon commencement of employment, 2) annually thereafter, and 3) as material updates are made to these documents. The Supervised Person’s written acknowledgment may be provided using Sungard Protegent PTA (“PTA system”), by email, or in writing to the CCO (see Appendix A at the end of this Manual).
Conflicts of Interest
Conflicts of interest may exist between various individuals and entities, including Timbercreek, Supervised Persons, and current or prospective Clients. Any failure to identify or properly address a conflict can have severe negative repercussions for Timbercreek, its Supervised Persons, and/or Clients. In some cases, the improper handling of a conflict could result in litigation and/or disciplinary action.
Timbercreek’s policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Supervised Persons must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve Timbercreek and/or its Supervised Persons on one hand, and Clients on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of Clients over the interests of Timbercreek and its Supervised Persons. If a Supervised Person believes that a conflict of interest has not been identified or appropriately addressed, that Supervised Person should promptly bring the issue to the CCO’s attention.
In some instances, conflicts of interest may arise between Clients. Responding appropriately to these types of conflicts can be challenging, and may require robust disclosures if there is any appearance that one or more Clients have been unfairly disadvantaged. Supervised Persons should notify the CCO promptly if it appears that any actual or apparent conflict of interest between Clients has not been appropriately addressed.
The CCO will review all conflicts of interest matters at least annually to ensure each conflict is appropriately addressed.
Personal Securities Transactions
Access Person trades should be executed in a manner consistent with their fiduciary obligations to the Timbercreek Clients: trades should avoid actual improprieties, as well as the appearance of impropriety and must not be timed to precede orders placed for any Client, nor should trading activity be so excessive as to conflict with the Access Person’s ability to fulfill daily job responsibilities.

Accounts Covered by the Policies and Procedures

Timbercreek’s Personal Securities Transactions policies and procedures apply to all personal accounts holding any Securities over which Access Persons have any direct or indirect beneficial ownership interest, have trading authority or give investment advice or direction, and includes retirement accounts such as Roth and Traditional IRAs. This typically includes accounts held by family members sharing the same household (determined by the residential address), or non-clients over which Access Persons exercise investment discretion. Family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.
Personal accounts that are managed on a fully discretionary basis by a third-party investment advisor, uninfluenced by the Access Person, are required to be disclosed to Timbercreek; however, the transactions in such discretionary managed accounts are not subject to the pre-clearance requirements in the section Pre-Clearance Procedures below. An Access Person must notify the CCO in writing if one or more of his or her Personal Accounts are managed on a fully discretionary basis by a third-party investment advisor. The CCO may require the Access Person and his or her investment advisor to provide additional certification to confirm that the Access Person does not influence the investment decisions of the investment advisor.
Personal accounts of a family member of the Timbercreek Access Person are required to be disclosed to Timbercreek; however, such accounts are not subject to the pre-clearance requirements in the section Pre-Clearance Procedures below, provided that the Timbercreek Access Person does not direct or influence the trading activity in his/her family members’ accounts.
Access Persons are required to disclose all Personal Accounts to the CCO within 10 days of employment start date or becoming an Access Person, and within 15 days of opening a new account. Disclosure can be made by completing Schedule B, or by registering the Personal Accounts on the PTA system.

Reportable Securities

Timbercreek requires Access Persons to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

•	Direct obligations of the Government of the United States and Canada;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•
Shares issued by open-end investment companies registered in the U.S. or units issued by mutual funds in Canada, other than funds advised or underwritten by Timbercreek or an affiliate (i.e. an entity that controls Timbercreek, is controlled by Timbercreek, or is under common control with Timbercreek);

•	Acquisition of additional Securities by way of a dividend reinvestment plan;

•	Conversion of existing Securities into new Securities of the same or different issuer due to a mandatory corporate action (for example, a corporate merger);

•
Liquidation of Securities positions initiated by the Access Person’s broker on an involuntary basis (for example, sale of Securities due to a mandatory corporate action, broker-initiated sale to cover margin call or cash overdraft, etc.); and

•
Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or underwritten by Timbercreek or an affiliate (i.e. an entity that controls Timbercreek, is controlled by Timbercreek, or is under common control with Timbercreek).

Exchange-traded funds, or ETFs and exchange traded notes, or ETNs, are similar to open-end registered investment companies. However, ETFs and ETNs are Reportable Securities and are subject to the reporting and pre-clearance requirements contained in Timbercreek’s Personal Securities Transactions policy.

Pre-clearance Procedures

Access Persons must pre-clear all trades online via the PTA system or by submitting a request in writing or by email to the CCO. Furthermore, written clearance is required for any transactions involving IPOs and Private Placements. Timbercreek may disapprove any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper. If clearance is granted for a specified period of time, the Access Person receiving the approval is responsible for ensuring that his or her trading is completed before the clearance’s expiration. Access Persons should be cautious when submitting good-until-cancelled orders to avoid inadvertent violations of Timbercreek’s pre-clearance procedures. A trade that is not approved on the PTA System or in writing by the CCO must not be completed.
Specifically, each Access Person is required to:

a)	register all personal accounts on the PTA system;

b)	report all investment holdings initially, and on an on-going basis, held either in a Personal Account or otherwise (i.e. privately), on the PTA system;

c)	pre-clear all trading of Securities in Personal Accounts or otherwise (i.e. privately) on the PTA system or by submitting a request in writing or by email to the CCO;

d)	only complete trades that are properly pre-cleared and approved for completion by the PTA System or approved by the CCO in writing; and

e)
ensure delivery of copies of all trade confirmation statements in hard copy or electronic format, for each Personal Account, through the PTA system, to SunGard for compliance monitoring. A copy of the authorization form to be provided to an Access Person’s broker or investment adviser is provided in Appendix D.

As noted in the Insider Trading Policy, Timbercreek’s Restricted List identifies and monitors securities that Access Persons are not permitted to trade.

Transactions in the following personal accounts generally do not require a pre-clearance:

•	discretionary managed accounts that is managed by a third-party investment advisor, uninfluenced by the Access Person;

•	any Timbercreek Employee group savings or retirement accounts; or

•	accounts of family members living in the same household in which the Access Person does not direct or advise the trading activity.

Exceptions to the pre-clearing requirements, including a waiver of the requirement to pre-clear in instances when technological difficulty prevents an Access Person from pre-clearing a personal trade, can be made by the CCO at his or her discretion, having regard to the principles outlined in this policy, and the ethical and legal obligations of Timbercreek in respect of personal trading by Access Persons.
Privately held Securities must be added to the PTA System by adding a “dummy” broker account, and adding the Security as a holding therein. Access Persons who are required to add private Securities may contact the CCO or SunGard for assistance.

Reporting

Timbercreek must collect information regarding the personal trading activities and holdings of all Access Persons. Access Persons must submit all account information, including initial holdings, and ensure that account statements are delivered directly to Sungard, as administrator of the PTA System. Any newly opened accounts and initial holdings must also be entered into the PTA System by the Access Person, as well as annual reports regarding holdings and existing accounts.
Quarterly Transaction Reports
Each quarter, Access Persons must report all Reportable Securities transactions in accounts in which they have a beneficial interest.1 An individual has a beneficial interest in a security if he or she can directly or indirectly profit from the security. An individual generally has a beneficial interest in all securities held directly or indirectly, as well as those owned directly or indirectly by family members sharing the same household.. Access Persons must also report any accounts opened during the quarter that hold any Securities (including Securities excluded from the definition of a Reportable Security). Reports regarding Securities transactions and newly opened accounts must be submitted to the PTA system within 30 days of the end of each calendar quarter.
Access Persons must utilize the PTA system to fulfill quarterly reporting obligations. Any transactions that are not automatically captured through the PTA system must be submitted manually by the Access Person.
If an Access Person did not have any transactions or account openings to report, this should be indicated through the PTA system or by email to the CCO within 30 days of the end of each calendar quarter.
Access Persons are not required to report the Reportable Securities transactions of a personal account for which the broker is delivering account and transaction statements at least quarterly to Sungard.
Initial and Annual Holdings Reports
Access Persons are required to disclose all Personal Accounts to the CCO within 10 days of employment start date or becoming an Access Person, and within 15 days of opening a new account. Disclosure can be made by completing Appendix B, or by registering the Personal Accounts on the PTA system.
Access Persons must periodically report the existence of any account that holds any Securities (including Securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the PTA system or by completing Appendix C within 10 days of an individual first becoming an Access Person. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 30 days prior to the date that the person became an Access Person. Initial holdings reports may be submitted using duplicate account statements. Annual holdings reports should be submitted using the PTA system, or by completing Appendix C.
Initial and annual reports must disclose the existence of all accounts that hold any Securities, even if none of those Securities fall within the definition of a “Reportable Security.”

If an Access Person does not have any holdings and/or accounts to report, this should be indicated on the PTA system within 10 days of becoming an Access Person.
Access Persons are not required to report the annual holdings of a personal account for which the broker is delivering account and transaction statements at least annually to Sungard.
Personal Trading and Holdings Reviews
Timbercreek’s Personal Trading Policy and procedures are designed to mitigate any potential material conflicts of interest associated with Access Persons’ personal trading activities. Accordingly, the CCO will closely monitor Supervised Access Persons’ investment patterns to detect the following potentially abusive behavior:

•	Frequent and/or short-term trades in any Security, with particular attention paid to potential market-timing of mutual funds;

•	Trading opposite of Client trades;

•	Trading ahead of Clients; and

•	Trading that appears to be based on Material Nonpublic Information.

The CCO will review all reports submitted pursuant to the Personal Trading Policy and procedures for potentially abusive behavior, and will compare Access Person trading with Clients’ trades as necessary. Upon review, the CCO will make note of a description of any issues noted. Any personal trading that appears abusive may result in further inquiry by the CCO and/or sanctions, up to and including dismissal.
Disclosure of the Code of Ethics
Timbercreek will describe its Code of Ethics in Part 2 of Form ADV and, upon request, furnish Clients with a copy of the Code of Ethics. All Client requests for Timbercreek’s Code of Ethics should be directed to the CCO.
Compliance Manual Acknowledgment
All Supervised Persons will provide a written acknowledgement documenting their initial receipt of Timbercreek’s Code of Ethics and Compliance Manual initially at the outset of their employment, annually thereafter and as material updates are made to the Compliance Manual, as necessary, through the PTA system, in writing, or by email (see Appendix A).